Exhibit 99.4
ASML — Summary IFRS Consolidated Income Statement 1

	Three months ended,		Six months ended,
(in thousands EUR)	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

Net system sales	725,586	183,259	1,545,572	284,359
Net service and field option sales	118,571	93,341	217,793	175,866

Total net sales	844,157	276,600	1,763,365	460,225

Cost of sales	525,228	248,569	1,086,915	444,929

Gross profit on sales	318,929	28,031	676,450	15,296

Research and development costs, net of credits	87,066	82,512	169,789	160,536
Selling, general and administrative costs	55,331	38,917	113,027	80,885

Operating income (loss)	176,532	(93,398)	393,634	(226,125)

Interest income (charges)	4,973	(1,290)	8,548	1,970

Income (loss) before income taxes	181,505	(94,688)	402,182	(224,155)

(Provision for) benefit from income taxes	28,986	13,433	(25,231)	35,125

Net income (loss)	210,491	(81,255)	376,951	(189,030)

ASML — Summary IFRS Consolidated Statement of Financial Position 1

(in thousands EUR)	Dec 31, 2008	Jun 28, 2009

ASSETS

Property, plant and equipment	550,921	600,485
Goodwill	139,626	142,901
Other intangible assets	289,530	330,421
Deferred tax assets	225,544	268,700
Finance receivables	31,030	20,609
Derivative financial instruments	53,206	33,375
Other assets	29,449	15,219

Total non-current assets	1,319,306	1,411,710

Inventories	999,150	926,080
Current tax assets	87,560	—
Derivative financial instruments	39,240	37,936
Finance receivables	6,225	52
Accounts receivable	463,273	213,532
Other assets	170,680	162,138
Cash and cash equivalents	1,109,184	1,092,660

Total current assets	2,875,312	2,432,398

Total assets	4,194,618	3,844,108

EQUITY AND LIABILITIES

Equity	2,188,743	1,925,064

Long-term debt	661,483	660,462
Derivative financial instruments	19,743	1,043
Deferred and other tax liabilities	260,360	263,623
Provisions	15,495	14,790
Accrued liabilities and other liabilities	50,293	44,576

Total non-current liabilities	1,007,374	984,494

Accounts payable	193,690	234,567
Accrued liabilities and other liabilities	732,043	652,413
Current tax liabilities	20,039	19,946
Derivative financial instruments	48,051	24,990
Provisions	4,678	2,634

Total current liabilities	998,501	934,550

Total equity and liabilities	4,194,618	3,844,108

ASML — Summary IFRS Consolidated Statement of Cash Flows 1

	Three months ended,		Six months ended,
(in thousands EUR)	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	210,491	(81,255)	376,951	(189,030)

Depreciation and amortization	44,723	38,737	89,941	102,381
Impairment charges	93	4,387	1,644	6,979
Loss on disposals of property, plant and equipment	1,311	8,699	2,414	11,338
Share-based payments	2,873	2,581	6,277	6,093
Allowance for doubtful debts	(647)	1,177	(107)	1,164
Allowance for obsolete inventory	11,790	43,897	32,556	66,032
Change in assets and liabilities	(91,605)	90,395	(17,765)	227,707

Net cash provided by operating activities	179,029	108,618	491,911	232,664

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(65,441)	(43,336)	(120,473)	(87,240)
Proceeds from sale of property, plant and equipment	—	—	—	1,200
Purchases of intangible assets	(43,083)	(35,378)	(88,609)	(75,669)

Net cash used in investing activities	(108,524)	(78,714)	(209,082)	(161,709)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with share-based payment plans	—	—	(87,605)	—
Net proceeds from issuance of shares and stock options	552	429	3,527	532
Dividend paid	(107,447)	(86,486)	(107,447)	(86,486)
Net proceeds from other long term debt	—	32	—	32
Redemption and / or repayment of debt	—	(1,745)	—	(3,480)

Net cash used in financing activities	(106,895)	(87,770)	(191,525)	(89,402)

Net cash flows	(36,390)	(57,866)	91,304	(18,447)
Effect of changes in exchange rates on cash	144	(484)	(2,042)	1,923

Net increase (decrease) in cash & cash equivalents	(36,246)	(58,350)	89,262	(16,524)

ASML — Quarterly Summary IFRS Consolidated Income Statement 1

	Three months ended,
	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in millions EUR)	2008	2008	2008	2009	2009

Net system sales	725.6	590.7	380.5	101.1	183.3
Net service and field option sales	118.6	105.8	113.3	82.5	93.3

Total net sales	844.2	696.5	493.8	183.6	276.6

Cost of sales	525.3	452.7	476.5	196.3	248.6

Gross profit (loss) on sales	318.9	243.8	17.3	(12.7)	28.0

Research and development costs, net of credits	87.1	88.6	95.8	78.0	82.5
Selling, general and administrative costs	55.3	52.2	47.7	42.0	38.9

Operating income (loss)	176.5	103.0	(126.2)	(132.7)	(93.4)

Interest income (charges)	5.0	6.6	2.8	3.2	(1.3)

Income (loss) before income taxes	181.5	109.6	(123.4)	(129.5)	(94.7)

(Provision for) benefit from income taxes	29.0	(27.0)	40.8	21.7	13.4

Net income (loss)	210.5	82.6	(82.6)	(107.8)	(81.3)

ASML — Quarterly Summary IFRS Consolidated Statement of Financial Position 1

	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in millions EUR)	2008	2008	2008	2009	2009

ASSETS

Property, plant and equipment	458.1	503.1	550.9	596.1	600.5
Goodwill	127.3	137.3	139.6	148.4	142.9
Other intangible assets	260.5	281.3	289.5	306.1	330.4
Deferred tax assets	238.4	228.6	225.6	244.6	268.7
Finance receivables	—	30.7	31.0	29.2	20.6
Derivative financial instruments	1.4	12.3	53.2	70.0	33.4
Other assets	32.0	32.6	29.5	14.2	15.2

Total non-current assets	1,117.7	1,225.9	1,319.3	1,408.6	1,411.7

Inventories	1,130.2	1,134.0	999.1	936.8	926.1
Current tax assets	—	—	87.6	—	—
Derivative financial instruments	46.6	21.0	39.2	33.6	37.9
Finance receivables	0.2	7.4	6.2	6.2	0.1
Accounts receivable	516.7	536.1	463.3	291.6	213.5
Other assets	185.9	210.6	170.7	186.0	162.1
Cash and cash equivalents	1,360.9	1,313.0	1,109.2	1,151.0	1,092.7

Total current assets	3,240.5	3,222.1	2,875.3	2,605.2	2,432.4

Total assets	4,358.2	4,448.0	4,194.6	4,013.8	3,844.1

EQUITY AND LIABILITIES

Equity	2,242.6	2,314.7	2,188.7	2,007.7	1,925.1

Long-term debt	585.6	591.0	661.5	671.5	660.5
Derivative financial instruments	11.2	0.9	19.7	1.6	1.0
Deferred and other tax liabilities	260.2	256.9	260.4	258.1	263.6
Provisions	—	—	15.5	16.9	14.8
Accrued liabilities and other liabilities	7.4	7.8	50.3	46.7	44.6

Total non-current liabilities	864.4	856.6	1,007.4	994.8	984.5

Accounts payable	267.2	271.0	193.7	165.2	234.6
Accrued liabilities and other liabilities	910.8	948.1	732.0	789.8	652.4
Current tax liabilities	50.8	42.4	20.0	11.2	19.9
Derivative financial instruments	22.4	15.2	48.1	40.6	25.0
Provisions	—	—	4.7	4.5	2.6

Total current liabilities	1,251.2	1,276.7	998.5	1,011.3	934.5

Total equity and liabilities	4,358.2	4,448.0	4,194.6	4,013.8	3,844.1

ASML — Quarterly Summary IFRS Consolidated Statement of Cash Flows 1

	Three months ended,
	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in millions EUR)	2008	2008	2008	2009	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	210.5	82.6	(82.6)	(107.8)	(81.3)

Depreciation and amortization	44.7	50.1	57.2	63.6	38.7
Impairment charges	—	0.6	41.2	2.6	4.4
Loss on disposals of property, plant and equipment	1.3	1.4	0.4	2.6	8.7
Share-based payments	2.9	3.6	3.0	3.5	2.6
Allowance for doubtful debts	(0.6)	(0.2)	0.5	—	1.2
Allowance for obsolete inventory	11.8	21.3	85.8	22.1	43.9
Change in assets and liabilities	(91.6)	(99.0)	(215.3)	137.4	90.4

Net cash provided by (used in) operating activities	179.0	60.4	(109.8)	124.0	108.6

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(65.5)	(68.3)	(71.1)	(43.9)	(43.3)
Proceeds from sale of property, plant and equipment	—	—	—	1.2	—
Purchases of intangible assets	(43.0)	(41.4)	(49.4)	(40.3)	(35.4)

Net cash used in investing activities	(108.5)	(109.7)	(120.5)	(83.0)	(78.7)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	(107.4)	(0.4)	—	—	(86.5)
Net proceeds from issuance of shares and stock options	0.5	1.4	6.5	0.1	0.4
Net proceeds from other long-term debt	—	—	19.9	—	0.1
Redemption and/or repayment of debt	—	(1.3)	(1.1)	(1.7)	(1.7)

Net cash provided by (used in) financing activities	(106.9)	(0.3)	25.3	(1.6)	(87.7)

Net cash flows	(36.4)	(49.6)	(205.0)	39.4	(57.8)

Effect of changes in exchange rates on cash	0.2	1.7	1.2	2.4	(0.5)

Net increase (decrease) in cash & cash equivalents	(36.2)	(47.9)	(203.8)	41.8	(58.3)

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions, forecasted purchase transactions and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of June 28, 2009 EUR 36.9 million loss of other comprehensive income, net of taxes, represents the total anticipated loss to be charged to net sales, and EUR 1.2 million gain represents the total anticipated gain to be released to cost of sales when the forecasted revenue and purchase transactions occur.
Statutory Interim Report
While the financial figures included in these consolidated financial statements have been computed in accordance with International Financial Reporting Standards (IFRSs) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as that term is defined in IFRSs. The Board of Management expects to publish the Statutory Interim Financial Report that complies with IAS 34 on July 24, 2009.
ASML — Reconciliation U.S. GAAP — IFRS 1
Net income

	Three months ended,		Six months ended,
(in thousands EUR)	Jun 29, 2008	Jun 28, 2009	Jun 29, 2008	Jun 28, 2009

Net income (loss) under U.S. GAAP	191,977	(103,953)	337,100	(221,144)
Share-based payments (see Note 1)	245	1,396	(518)	897
Capitalization of development costs (see Note 2)	18,649	21,760	40,330	33,275
Income taxes (see Note 3)	(380)	(458)	39	(2,058)

Net income (loss) under IFRS	210,491	(81,255)	376,951	(189,030)
Shareholders’ equity

	Jun 29,	Sep 28,	Dec 31,	Mar 29,	Jun 28,
(in thousands EUR)	2008	2008	2008	2009	2009

Shareholders’ equity under U.S. GAAP	2,060,575	2,122,848	1,988,769	1,795,951	1,691,240
Share-based payments (see Note 1)	(3,266)	(7,904)	(6,537)	(7,088)	(4,918)
Capitalization of development costs (see Note 2)	176,818	193,780	201,717	215,452	235,945
Income taxes (see Note 3)	8,478	5,969	4,794	3,361	2,797

Shareholders’ equity under IFRS	2,242,605	2,314,693	2,188,743	2,007,676	1,925,064
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRSs, a deferred tax asset is computed on the basis of the tax deduction for the share-based payments every period under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. SFAS 123(R)’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.